SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Approves First Payment to Shareholders

related to the 2021 Fiscal Year

Companhia Paranaense de Energia – Copel (“Copel” or “Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders and the market in general that, on this date, the Board of Directors (“BoD”) approved the first payment of regular dividends for the 2021 fiscal year, in accordance with the Company’s Dividend Policy (“Policy”), in the total gross amount of R$1,437 million to be paid on November 30, 2021 (October 01, 2021 as the date ex-dividends/IoE), compared to the net income for the year calculated on June 30, 2021 (“Interim Dividends”), consisting of (i) interim dividends in the amount of R$1,197 million; and (ii) Interest on Equity (“IoE”) in the amount of R$240 million.

In accordance with the Policy, the Interim Dividends consist of: (i) R$837 million calculated based on the net income for the first half of 2021; and (ii) R$600 million as an early portion of regular dividends due to the current excess liquidity, mainly as a result of the recent extraordinary proceeds obtained with the sale of Copel Telecom and the full receipt of proceeds from the Results to be Offset Account - CRC.

As provided for in the Policy, the regular dividends for the year will be paid at least twice a year , with the first payment made in the fiscal year in question. The second payment of dividends will be defined after the approval of the financial statements for the 2021 fiscal year at the Annual Shareholders' Meeting (“ASM”) of the coming year, without prejudice to any declaration of payments, including IoE, in the current fiscal year.

For more information on the payment to shareholders, please consult the Notice to Shareholders disclosed on this date by Copel.

The decisions approved by the Board of Directors will be reflected in the mandatory dividend for the fiscal year and will be communicated at the ASM, pursuant to the Bylaws.

Curitiba, September 17, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team by email ri@copel.com or call to (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.